Exhibit 99.3

VOTE THE WHITE PROXY CARD TODAY TO SUPPORT THE SINA BOARD'S RECOMMENDATIONS

September 25, 2017

Dear Fellow Shareholders,

At the SINA 2017 Annual General Meeting to be held on November 3, 2017, you will be asked to elect the director(s) whom you believe are most qualified to oversee the execution of the Company's strategy and serve in the best interests of ALL SINA shareholders. Your Board of Directors unanimously recommends that you vote "FOR" the re-election of Yichen Zhang. This decision, we believe, will help protect the immediate future of the Company and the value of your investment in SINA.

A New York City hedge fund, Aristeia Capital, L.L.C., that owns approximately 3.5% of SINA's shares has launched a costly and disruptive proxy contest to elect two of its hand-picked nominees to your Board. We urge our shareholders to discard any proxy materials sent to you by Aristeia and to vote "AGAINST" the Aristeia nominees, Brett Krause and Thomas Manning, on SINA's WHITE proxy card. We believe that Aristeia's proposed plan will not create sustainable shareholder value, but will instead consist of financial engineering maneuvers that will introduce substantial risk to your company, including certain proposals that are simply not feasible. We also note that Messrs. Krause and Manning are collectively being paid up to $160,000 in cash for their participation in Aristeia's proxy fight. We believe such payment clearly indicates that the Aristeia nominees will not function independently of Aristeia and instead, if elected, would seek to implement Aristeia's value-destructive agenda and could place in jeopardy the significant increase in SINA's share price that has recently occurred.

SINA'S ONGOING STRATEGY HAS DELIVERED RECORD PERFORMANCE AND
HIGHLY ATTRACTIVE RETURNS FOR SHAREHOLDERS

SINA has built a strong digital media network in China, which includes SINA.com and SINA.cn (PC and mobile portal), SINA Mobile Applications (SINA News App and other vertical apps) and Weibo (the leading social media platform in China). Online advertising has been a main source of SINA's revenues since its inception, and we are now adapting our core business to address headwinds facing PC advertising by expanding and enhancing our mobile advertising platform. Weibo is an integral component of this strategy, creating significant revenue synergies through the sharing of data and IP to drive user traffic and strengthen targeted advertising and content specifically tailored for the SINA mobile portal and apps. Our work is delivering results, and we believe our strategy will successfully position our web portal business for the long-term.

The SINA Board and management team have also overseen significant stock price appreciation, established SINA's solid balance sheet and proven its ability to help incubate and develop new businesses and business models, such as Weibo. Weibo continues to benefit from the resources provided by SINA across critical areas including technology, talent, leadership and capital as it builds on its position. The operating synergies between SINA and Weibo directly contribute to Weibo's value generating ability as part of the SINA portfolio, and we believe these efficiencies add value that would not otherwise be created on a standalone basis.

The success of our operating strategy is demonstrated by our record high non-GAAP income from operations growth of 235% year-over-year and net revenue growth of 47% year-over-year in the second quarter of 2017. SINA's relative stock performance, which has outperformed the NASDAQ Composite Index by approximately 28% and 123% over the past one- and three-year periods, respectively 1, further reflects the success of our operating strategy and investments.

SINA HAS OUTPERFORMED THE NASDAQ COMPOSITE INDEX
OVER THE LAST THREE YEARS1

SINA HAS A RECORD OF VALUE CREATION THROUGH ROBUST CAPITAL RETURNS AND
IS COMMITTED TO ENHANCING SHAREHOLDER VALUE

SINA's record of growth and value creation has been overseen by five highly qualified directors, four of whom are independent, with a wealth of relevant experience in China's internet industry, professional online media and social media businesses and finance and asset management at publicly-traded companies, including leadership and operating experience in China. Importantly, our independent director, Mr. Zhang, who is subject to re-election at the 2017 Annual General Meeting in accordance with our articles, has direct leadership experience in many of these key areas.

Additionally, Charles Chao, our Chairman and CEO, beneficially owns approximately 12% of SINA's outstanding ordinary shares, and is the largest shareholder of SINA, ensuring the Board's and management's interests are fully aligned with the interests of all shareholders. Mr. Chao purchased these shares in 2015 at an above-market price when SINA's stock price was under pressure for an extended period of time. He did so in an effort to increase shareholders' confidence in SINA and align management's interests with those of all shareholders. SINA's stock price rose on the day after Mr. Chao's purchase was announced, demonstrating shareholders' support of this initiative.

1
Based on SINA's closing stock price on September 22, 2017. Source: Yahoo Finance.

This alignment with shareholders is further demonstrated by the Company's return of approximately $1.8 billion of capital to its shareholders since 2014, which is the highest for China-based internet and technology companies listed in the U.S. SINA is executing on a prudent capital allocation plan that balances significant shareholder returns, organic and acquisitive growth investments and a strong and stable balance sheet.

SINA'S STOCK PRICE HAS MORE THAN DOUBLED SINCE WEIBO'S IPO2

Ongoing share repurchase plan

A portion of SINA's returns to shareholders has been through the execution of a $500 million share repurchase plan under which the Company has repurchased $311 million of its shares. On August 9, 2017, the Board approved an extension of the $500 million share repurchase plan until June 30, 2018, which plan was originally announced in March 2016. We expect to fund the repurchases out of our existing cash balance and execute repurchases at appropriate times.

Distribution of Weibo shares

Additional shareholder returns have been through the distribution of approximately 14.2 million Weibo shares to SINA shareholders in October 2016 and July 2017, representing more than 12% of SINA's total holdings in Weibo valued at approximately $1.5 billion.3 Following the distribution of Weibo shares in July 2017, SINA's total equity stake in Weibo decreased from approximately 49% (or approximately 74% by voting power) to approximately 46% (or approximately 72% by voting power). Aristeia has promoted a proposal to further distribute 33 million shares of Weibo. This distribution would be taxable to U.S. shareholders, and thus could prevent shareholders from fully participating in Weibo's upside to the extent they need to sell such shares to satisfy tax obligations.

2
Based on SINA's closing stock price on September 22, 2017 and SINA's closing stock price on April 16, 2014, the day prior to Weibo's initial public offering. Source: Yahoo Finance.
3
Value based on Weibo closing stock price as of September 22, 2017. Source: Yahoo Finance.

Prudent capital allocation

The SINA Board and management team also regularly explore, develop and invest in value-enhancing opportunities to increase business scale, diversify business models and increase competitiveness to generate sustained growth and return capital to shareholders. The strength of SINA's balance sheet enables the Company to be nimble when accretive and synergistic transaction opportunities arise and to avoid costly and risky financing to fund its growth needs.

This is especially important in the current environment when the Chinese government is monitoring corporate leverage. We believe SINA's balance sheet is aligned with the government's intentions and taking on leverage would create undue risk for SINA and our shareholders. As S&P highlighted in a September 21, 2017 ratings report on China, "Although [China's] credit growth had contributed to strong real GDP growth and higher asset prices, we believe it has also diminished financial stability to some extent. The recent intensification of government efforts to rein in corporate leverage could stabilize the trend of financial risk in the medium term."4

ARISTEIA'S PROPOSALS ARE RISKY AND POTENTIALLY VALUE DESTRUCTIVE

Aristeia has proposed a strategy to partially or fully distribute assets in exchange for cash or to engage in a change of control merger as a way to narrow SINA's trading discount to its Net Asset Value ("NAV"). We have conducted comprehensive analysis and concluded that these proposals would likely have no impact on the Company's discount to NAV and would be highly risky and potentially value destructive.

We note, and third-party financial analysts agree, that trading discounts at holding companies are common as a result of multiple factors, some of which are beyond the companies' control. A survey of listed holding companies with listed subsidiaries operating in the internet industry in China shows implied holding company trading discounts to NAV ranging from 33% to 37% in the second quarter of 2017. Importantly, a research report issued by a leading third-party financial institution recently calculated the Company's trading discount to NAV to be within the lower range of the aforementioned survey.

Our analysis further shows that to eliminate any discount to NAV, all of the free cash flow generated by SINA's subsidiaries would need to flow to the consolidated holding company level. Such a strategy would eliminate reinvestment in the subsidiary businesses, thereby destroying value over time as our subsidiaries would no longer have capital to invest in continued growth. This strategy is especially harmful for fast growing companies in a highly competitive market, such as Weibo, which require significant reinvestment to maintain a growth trajectory. In addition, remittance of all of the free cash flow generated by SINA's subsidiaries in China is contrary to the current foreign exchange control policy and implementation measures widely adopted in the People's Republic of China ("PRC"), and thus is not feasible in the foreseeable future.

SINA believes that a partial distribution would not be effective in reducing any discount to NAV. In fact, contrary to what Aristeia may allege, the announcement of SINA's distribution of Weibo shares in July 2017 had a limited impact on SINA's stock price at the time. The Company opportunistically manages this discount by using its balance sheet to repurchase shares and assist the marketplace in absorbing peaks in the NAV discount.

4
Source: S&P Global Ratings. "Research Update: People's Republic of China Ratings Lowered to 'A+/A-1'; Outlook Stable." September 21, 2017.

Regarding the sale of SINA's stake in Weibo specifically, both SINA and Weibo would incur substantial dis-synergies as a result of contractual obligations to ensure continued shared services across data, management and IP, as well as tax inefficiencies for SINA shareholders.

Furthermore, in a change of control transaction for either SINA, Weibo or SINA's other businesses, SINA would be subject to applicable PRC laws and regulations that govern merger and acquisition activities, which for the value-added telecommunication industry and the media industry, are highly complex. For instance, the PRC Ministry of Commerce requires acquisitions by foreign investors of Chinese companies engaged in industries that are crucial to national security, such as online media, to be subject to security review before consummation of any such acquisition.

In light of these facts, Aristeia's proposals clearly demonstrate Aristeia's complete lack of understanding of our business and factors affecting our industry, and as a result, Aristeia's purported "available option" for SINA to explore a sale of itself is not a viable option.

It is clear that the SINA Board and management team have delivered industry leading performance, created significant and certain value and expect additional upside from its organic growth strategy and Weibo holdings. On the other hand, Aristeia, through its financial engineering, is seeking to conduct a risky, short-term interest driven and potentially long-term value destructive process for SINA and our stake in Weibo.

A transaction for SINA or its stake in Weibo would be unlikely to succeed in China. The time, resources and capital invested to pursue a transaction with a high likelihood of failure, rather than accretive and value creating opportunities, is not in the best interests of SINA shareholders.

PROTECT YOUR INVESTMENT — VOTE "FOR" OUR SINA NOMINEE, YICHEN ZHANG

Aristeia and its two nominees lack the relevant skills, experience and understanding of SINA, the China market and public companies operating in the internet and media industries in China, as clearly demonstrated by Aristeia's proposal calling for the sale of the Company or its stake in Weibo. We believe it is inappropriate for Aristeia, an approximately 3.5% shareholder based in New York City that has traded in and out of SINA's shares over the last few years, to control nearly 30% of the Board — approximately nine times more Board representation as compared to the number of shares Aristeia owns.

After the Board evaluated the qualifications of each of Aristeia's nominees, the Board determined that the Aristeia nominees — a law school professor and a tech-startup investor — would not bring additive skills or experience to the Board and believes the Aristeia nominees would seek to implement a strategy that would threaten the investment of all other SINA shareholders. Moreover, Mr. Krause has no experience serving on the Board of a public company and may have a potential conflict of interest as a result of his personal involvement as a managing partner of PurpleSky Capital, an angel investor in Inke ( ), a company that is in direct competition with SINA. Mr. Manning already serves on three public company boards, has commitments to five other organizations and resides in Illinois, USA, and is therefore unlikely to have the necessary time to devote to SINA.

Given our focus on enhancing our long-term strategy, SINA will not support risky tactics that provide an unlikely and modest short-term benefit, but create substantial long-term risk. We do not believe that is what you want us to do, or that you would be well-served by it. We urge you to vote "AGAINST" each of Aristeia's nominees on the enclosed WHITE proxy card and to discard any proxy materials you may receive from Aristeia.

Instead, we trust that you want us to implement strategies and programs that are calculated to sustain our long-term performance without undue risk. If that is indeed what you desire, we encourage you to vote "FOR" Yichen Zhang today by signing and dating the WHITE proxy card and returning it in the postage-paid envelope provided.

We thank you for your continued support.

Sincerely,

Charles Chao Chairman of the Board and CEO	Ter Fung Tsao Independent Director	Yan Wang Independent Director
Song-Yi Zhang Independent Director	Yichen Zhang Independent Director

Your Vote Is Important, No Matter How Many or How Few Shares You Own!

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED
Shareholders may call toll-free (from the U.S. and Canada): 888-750-5834
International shareholders may call: +1-412-232-3651
Banks and brokers (call collect): 212-750-5833

Please visit http://corp.sina.com.cn/eng/AGM/ for more information.

Safe Harbor Statement

This letter contains forward-looking statements that relate to, among other things, SINA's expected performance and SINA's strategic and operational plans. SINA may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. The information in this letter is provided only as of the date hereof, and SINA assumes no obligation to update the forward-looking statements in this letter or elsewhere, except as required by law. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA's annual report on Form 20-F for the year ended December 31, 2016 and other filings with the SEC.